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                                                                   EXHIBIT 4


                                   PFIZER INC.
                   PERFORMANCE-CONTINGENT SHARE AWARD PROGRAM

1. PURPOSE: The Performance-Contingent Share Award Program is designed to promote the retention of key employees, to compensate such employees based on the Company's achievement of corporate performance goals and to optimize employee motivation. The Program emphasizes long-term compensation values over short-term pay opportunities and encourages stock retention by the Company's key employees in the face of stock market fluctuations.

2.   DEFINITIONS:

   Committee -- the Executive Compensation Committee of the Board of Directors of the Company.

   Company -- Pfizer Inc.

   Peer Group -- an industry peer index compiled by the Company that currently consists of the following companies: Abbott Laboratories, American Cyanamid Co., American Home Products Corp., Baxter International Inc., Bristol-Myers Squibb Company, Colgate-Palmolive Co., Johnson & Johnson, Eli Lilly and Company, Merck and Co., Inc., Schering Plough Corp., Upjohn Co. and Warner-Lambert Company.

   Performance-Contingent Shares -- shares of the Company's common stock that may be awarded under this Program to eligible employees of the Company. For shares to be issued to any such employee, however, certain preestablished Company performance criteria must be met.

   Program -- the Performance-Contingent Share Award Program.

3. ELIGIBILITY: The 200 most highly compensated employees of the Company are eligible to be granted the opportunity by the Committee to earn
Performance-Contingent Shares based upon the Company's achievement of predetermined corporate performance goals over a five-year period except for the 1993 awards which provide for shorter performance periods.

4.   PARTICIPATION:   The  Committee shall select an eligible employee for
participation under the Program by delivering to such employee, prior to the start of the applicable five-year performance period or within the period provided for under Section 6 below, an award letter that specifies the objective performance goal and the number of Performance-Contingent Shares solely payable upon the attainment of such goal.

5. AWARD OF PERFORMANCE-CONTINGENT SHARES: The total number of shares to be awarded under the Program is limited to 10 million shares. No eligible employee will be granted Performance-Contingent Shares for more than 100,000 shares of the Company's common stock in any year. Actual awards will generally be a fraction of the maximum and will be correlated with awards under the Company's Stock and Incentive Plan. The maximum number of Performance-Contingent Shares to be awarded will be determined by the Committee each year prior to the start of the corporate performance period or within the period provided for under Section 6 below and shall be set forth in the award letter provided to each eligible employee. Except for the 1993 awards, the awards hereunder will be based upon a five-year performance period.


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6.   DETERMINATION OF CORPORATE PERFORMANCE FORMULA:  Awards of
Performance-Contingent Shares are determined by a preestablished, non-discretionary formula comprised of two performance criteria -- total shareholder return (including reinvestment of dividends) and earnings per share (as reported) -- measured point-to-point over the applicable performance period relative to the Peer Group. The targets under the performance formula shall be established by the Committee before the start of the performance period; provided, however, the Committee may establish targets during the performance period for "Covered Employees," as defined by, and in accordance with, IRS rules and regulations under Section 162(m) of the Internal Revenue Code of 1986, as amended. In addition, the Committee, in its discretion, may establish targets for employees other than Covered Employees during the performance period at a time when the outcome of such performance is substantially uncertain. The performance formula weighs each criterion equally. To the extent that the Company's performance exceeds the low end of the range of performance of the Peer Group in either or both of the performance criteria, a varying amount of shares up to the maximum will be earned, all as set forth in the award letter.

   An interim phase-in period applies to the 1993 awards and is designed to account for shorter performance periods within the full five-year period. The 1993 awards will be pro-rated as follows: 1993-94 -- 40% of awards; 1993-95 -- 60% of awards; 1993-96 -- 80% of awards; and 1993-97 -- 100% of awards. Awards made in 1994 and thereafter will be paid in the year following the final year of the five-year period.

7. ADMINISTRATION OF THE PROGRAM: The Program is administered by the Committee (consisting solely of two or more outside directors, within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended, and disinterested directors within the meaning of Section 16b-3(c)(2)(i) of the Securities Exchange Act of 1934, as amended). In addition to preestablishing the targets under the performance formula and the number of shares awardable to each participant, the Committee must certify in writing prior to payment of the shares that the performance goals and other material terms of payment were, in fact, satisfied.

8. TERMINATION OF EMPLOYMENT: If a Program participant is not employed at the end of the performance period due to death, disability or termination of employment following a Change in Control, as defined under the Pfizer Stock and Incentive Plan, a determination of shares payable, if any, to the Program participant or his or her estate will be made on the basis of the Company's performance during the full calendar years of the performance period that elapse before the employee's termination of employment. The number of Performance-Contingent Shares to be awarded shall be determined by multiplying the Performance-Contingent Shares otherwise awardable by a fraction, the numerator of which is the number of years completed during the performance period before termination of employment (whole or partial), and the denominator of which is five.

9. COMPLIANCE WITH SECURITIES LAWS: With respect to eligible employees subject to Section 16 of the Securities Exchange Act of 1934, as amended, transactions under the Program are intended to comply with all applicable conditions of Rule 16b-3 or its successors under the 1934 Act. To the extent any provision of the Program or action by the Program administrators involving such eligible employees is deemed not to comply with an applicable condition of Rule 16b-3, such provision or action shall be deemed null and void as to such eligible employees, to the extent permitted by law and deemed advisable by the Program administrators.

   Moreover, in the event the Program does not include a provision required by Rule 16b-3 to be stated therein, such provision (other than one relating to eligibility requirements or the price and amount of awards as applicable) shall be deemed automatically to be incorporated by reference into the Program insofar as eligible employees subject to Section 16 are concerned, with such incorporation to be deemed effective as of the effective date of such Rule 16b-3 provision.

10. AMENDMENT OF PROGRAM: The material provisions of the Program may only be amended by the holders of a majority of the shares of the Company present, or represented, and entitled to vote at a meeting duly held in accordance with the laws of the State of Delaware.

11. APPROVAL OF PROGRAM: The material terms of the Program are subject to approval by the holders of a majority of the shares of the Company present, or represented, and entitled to vote at a meeting duly held in accordance with the laws of the State of Delaware.